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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          MindSpring Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   602683 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

 Kimberley E. Thompson, c/o ITC Holding Company, Inc., 1239 O.G. Skinner Drive,
 ------------------------------------------------------------------------------
                       West Point, GA 31833 (706) 645-8139
                       -----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 20, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 602683 10 4                                   Page   2   of  10  Pages
         ------------                                        -----    ----


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ITC Holding Company, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   / /
     N/A                                                              (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         2,274,689
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER
                        2,274,689

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,274,689

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 602683 10 4                                   Page   3   of  10  Pages
         ------------                                        -----    ----

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     InterCall, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   / /
     N/A                                                              (b)   / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        -0-
    NUMBER OF      -------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY         2,274,689
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING           -0-
      PERSON       -------------------------------------------------------------
       WITH        10   SHARED DISPOSITIVE POWER
                        2,274,689

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,274,689

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     30.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 602683 10 4                                   Page   4   of  10  Pages
         ------------                                        -----    ----

            This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997 (the "Original Filing") by Former ITC Holding Company, Inc. (as defined below) relating to 2,274,689 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Mindspring Enterprises, Inc., a Delaware corporation (the "Company").

Item 2.     Identity and Background

            Item 2 is hereby amended in its entirety to read as follows:

            Until October 20, 1997, the Common Stock reported herein was beneficially owned by ITC Holding Company, Inc. ("Former ITC Holding"), a Delaware corporation, the original reporting person. Effective October 20, 1997, Former ITC Holding completed a corporate reorganization in which the following transactions occurred in the following sequence: (i) Former ITC Holding transferred the Common Stock to its wholly owned subsidiary, ITC West Point, Inc., a Delaware corporation; (ii) ITC West Point, Inc. transferred the Common Stock to its wholly owned subsidiary, InterCall, Inc. (the current direct beneficial owner of the securities as reported herein), a Delaware corporation;
(iii) Former ITC Holding distributed to its stockholders on a pro rata basis all of the capital stock of ITC West Point, Inc.; (iv) Former ITC Holding merged with and into its subsidiary, ITC DeltaCom, Inc., a Delaware corporation; and
(v) ITC West Point, Inc. changed its name to "ITC Holding Company, Inc." ("ITC Holding").

            As a result of the foregoing transactions, InterCall, Inc. directly beneficially owns all of the Common Stock reported herein, and ITC Holding indirectly beneficially owns all of such Common Stock. InterCall, Inc. is a wholly owned subsidiary of ITC Holding. ITC Holding and Intercall Inc. are referred to collectively as the "Reporting Persons."

            InterCall, Inc. provides a variety of telecommunications services, including conference calling services to businesses. The business address of InterCall, Inc. is 1211 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, InterCall, Inc. has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix I hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of InterCall, Inc. To the knowledge of InterCall, Inc., each of the directors and executive officers listed on Appendix I hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            ITC Holding is a holding company engaged through subsidiaries and other ownership interests in a variety of service businesses, primarily in the telecommunications industry. The business address of ITC Holding is 1239 O.G. Skinner Drive, West Point, Georgia 31833. During the last five years, ITC Holding has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Attached as Appendix II hereto and incorporated herein by reference is a list containing the (a) name, (b) business or residential address, and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and

CUSIP No. 602683 10 4                                   Page   5   of  10  Pages
         ------------                                        -----    ----


executive officer of ITC Holding. To the knowledge of ITC Holding, each of the directors and executive officers listed on Appendix II hereto is a United States citizen, and none of such directors and executive officers has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.     Purpose of Transaction

            Item 4 of the Original Filing is hereby amended such that all references in Item 4 of the Original Filing to "Reporting Person" shall read "Reporting Persons."

Item 5.     Interest in Securities of the Issuer

            (a) As of the date of this report, the Reporting Persons beneficially own an aggregate of 2,274,689 shares of the Company's Common Stock which represents approximately 30.2% of the shares of the 7,530,531 shares of the Company's Common Stock outstanding as of October 27.

            (b) The Reporting Persons share power to vote (or to direct the vote) and to dispose (or to direct the disposition) of the entire number of shares reported as beneficially owned by the Reporting Persons.

            (c) On August 25, 1997, Former ITC Holding purchased 13,000 shares of the Company's Common Stock at $14.625 per share in a private transaction.

                On August 26, 1997, Former ITC Holding purchased 5,000 shares of the Company's Common Stock at $15.06 per share in an open market transaction on the Nasdaq National Market.

                On September 11, 1997, Former ITC Holding purchased 10,000 shares of the Company's Common Stock at $17.5625 per share in an open market transaction on the Nasdaq National Market.

            (d) Not applicable.

            (e) Not applicable.

CUSIP No. 602683 10 4                                   Page   6   of  10  Pages
         ------------                                        -----    ----

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       October 30, 1997


ITC HOLDING COMPANY, INC.


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Senior Vice President - General Counsel
         and Secretary

INTERCALL, INC.


  /s/ Kimberley E. Thompson
----------------------------------------
By:      Kimberley E. Thompson
Title:   Vice President - General Counsel
         and Secretary

CUSIP No. 602683 10 4                                   Page   7   of  10  Pages
         ------------                                        -----    ----

                                   APPENDIX I

                    OFFICERS AND DIRECTORS OF INTERCALL, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier, III, Director         Chairman and Chief Executive Officer
c/o InterCall, Inc.                       ITC Holding Company, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

William H. Scott, III, Director           Chief Operating Officer and President
c/o InterCall, Inc.                       ITC Holding Company, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Robert Montgomery, Director               Chief Executive Officer and President
c/o InterCall, Inc.                       InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Kevin Neville                             Vice President
c/o InterCall, Inc.                       InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Mary Delaney                              Vice President
c/o InterCall, Inc.                       InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Bryan W. Adams, Vice President            Senior Vice President - Chief Financial Officer
c/o InterCall, Inc.                       ITC Holding Company, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Kimberley E. Thompson, Vice President     Senior Vice President - General Counsel and Secretary
- General Counsel and Secretary           ITC Holding Company, Inc.
c/o InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Ancel Hamilton                            Vice President
c/o InterCall, Inc.                       InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

CUSIP No. 602683 10 4                                   Page   8   of  10  Pages
         ------------                                        -----    ----

Susan Ferguson                            Vice President, Treasurer and Assistant Secretary
c/o InterCall, Inc.                       InterCall, Inc.
1211 O.G. Skinner Drive
West Point, Georgia 31833

Dabsey M. Gray, Assistant Secretary       Vice President, Controller and
c/o InterCall, Inc.                       Assistant Secretary
1211 O.G. Skinner Drive                   ITC Holding Company, Inc.
West Point, Georgia 31833

CUSIP No. 602683 10 4                                   Page   9   of  10  Pages
         ------------                                        -----    ----

                                   APPENDIX II

                   OFFICERS AND DIRECTORS OF ITC HOLDING, INC.

NAME OF DIRECTOR
OR EXECUTIVE OFFICER                      PRINCIPAL OCCUPATION
AND BUSINESS ADDRESS                      OR EMPLOYMENT
--------------------                      --------------------

Campbell B. Lanier III                    Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William H. Scott, III                     Chief Operating Officer and President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Douglas Cox                            Senior Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Allen E. Smith                            Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Bryan W. Adams                            Senior Vice President - Chief Financial Officer
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Robert M. Montgomery                      Vice President
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Kimberley E. Thompson                     Senior Vice President - General Counsel and Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Dabsey M. Gray                            Vice President, Controller and Assistant Secretary
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

J. Smith Lanier, II, Director             Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

CUSIP No. 602683 10 4                                  Page   10   of  10  Pages
         ------------                                        ----     ----


William T. Parr, Director                 Vice Chairman
c/o ITC Holding Company, Inc.             J. Smith Lanier & Co.
1239 O.G. Skinner Drive
West Point, GA 31833

Malcolm C. Davenport, V, Director         Director
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Weber, Director                 President and Chief Executive Officer
c/o ITC Holding Company, Inc.             View Star Entertainment, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

O. Gene Gabbard, Director                 Director
c/o ITC Holding Company, Inc.             ITC Holding Company, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833

William B. Timmerman, Director            Chairman and Chief Executive Officer
c/o ITC Holding Company, Inc.             SCANA Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Donald W. Burton, Director                President
c/o ITC Holding Company, Inc.             South Atlantic Capital Corporation
1239 O.G. Skinner Drive
West Point, GA 31833

Robert A. Dolson, Director                Chairman and President
c/o ITC Holding Company, Inc.             National Enterprises, Inc.
1239 O.G. Skinner Drive
West Point, GA 31833